

Chad Spensky · 3rd

Researcher and Entrepreneur

Santa Barbara, California Area · 500+ connections · **Contact info**

 **Allthenticate**

 **UC Santa Barbara**

Experience



Founder, CEO

Allthenticate · Full-time

Jan 2019 – Present · 1 yr 7 mos

Santa Barbara, California Area



MIT Lincoln Laboratory

8 yrs 7 mos



External Consultant

Sep 2015 – Present · 4 yrs 11 mos

Lexington, MA

I do cutting-edge research.



Associate Staff

Jan 2012 – Sep 2015 · 3 yrs 9 mos

Lexington, MA

I did cutting-edge research.



Research Assistant

UC Santa Barbara

Sep 2015 – Present · 4 yrs 11 mos
Santa Barbara, California Area
I am a graduate student in the SecLab group at UCSB.



Graduate Research Intern

IBM

Jun 2019 – Sep 2019 · 4 mos
Yorktown Heights, NY

Examining malicious fault (i.e., glitching) attacks on embedded systems and methods for automatically compiling glitch-resistant code.



Teaching Assistant

University of North Carolina at Chapel Hill

Aug 2011 – Jan 2012 · 6 mos

Helped teach Comp 411 Computer Organization. Created an assignment involving buffer overflows to help students understand how the stack works as well as general grading and teaching responsibilities.

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Education



UC Santa Barbara

Ph.D., Computer Security
2015 – 2020
Activities and Societies: Computer Science Department, Treasurer Graduate Student Association, Vice President of Academic Affairs



University of North Carolina at Chapel Hill

Masters of Science, Computer Security
2008 – 2011
Activities and Societies: Computer Science Students Association President (2 years) Graduate and Professional Student Senator (2 years)

Was a Ph.D. candidate for 3.5 years before withdrawing from the program to pursue full-time employment.



University of Pittsburgh

Bachelor of Science, Mathematics, Computer Science, Economics
2004 – 2008

Volunteer Experience

Mentor
PIPELINES
Jun 2017 – Sep 2017 • 4 mos
Education

I mentored three college students that were employed by the U.S. Navy through the PIPELINES
program, which was affiliated with UC Santa Barbara.

Instructor
Terrific Scientific
Aug 2017 – Aug 2018 • 1 yr 1 mo
Education

I taught the Master Robotics course (Grades 4-6), which uses Lego's EV3 robots.



Mentor
Community Charter School of Cambridge
Feb 2015 – May 2015 • 4 mos
Education

Was the technical lead on a build project with two high school students.
In this work we designed and built a turing machine.
Project source: https://github.com/jlepird/turing

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Skills & Endorsements

Python · 20

 Endorsed by **Mark P Xu Neyer and 2 others who are highly skilled at this**

 Endorsed by **7 of Chad's colleagues at M Lincoln Laboratory**

Computer Science · 8

 Endorsed by **2 of Chad's colleagues at MIT Lincoln Laboratory**

Java · 5

 Endorsed by **2 of Chad's colleagues at MIT Lincoln Laboratory**

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